SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

KEURIG DR PEPPER INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

49271V100
(CUSIP Number)

Joachim Creus
Maple Holdings B.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
Tel.: +31 20 406 10 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

November 17, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Maple Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
466,301,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
466,301,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,301,200 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (“Common Stock”), of Keurig Dr Pepper Inc. (“KDP”) that may be deemed to be beneficially owned by Maple Holdings B.V. (“Maple Holdings”), after giving effect to the transactions described in Item 4.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement No. 5 dated November 17, 2020 (the “Prospectus Supplement”) supplementing the Registration Statement (including a prospectus) on Form S-3 and the Resale Prospectus Supplement each filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on August 27, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
466,301,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
466,301,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,301,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Acorn Holdings B.V. (“Acorn”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Acorn. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Top Holding B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
466,301,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
466,301,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,301,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Acorn Top Holding B.V. (“ATH”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of ATH. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ATH that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
466,301,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
466,301,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,301,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Forest B.V. (“Forest”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Forest. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
481,081,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
481,081,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,081,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Holdings B.V. (“JAB Holdings”), including the shares of Common Stock beneficially owned by Maple Holdings. JAB Holdings may be deemed to have beneficial ownership of the shares held by Maple Holdings since Maple Holdings is an indirect subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock held by Maple Holdings for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Investments S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
481,081,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
481,081,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,081,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary and JAB Holdings is a direct subsidiary of JAB Investments. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
481,081,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
481,081,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,081,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% of Common Stock (2)(see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of JAB Holding Company. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
481,081,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
481,081,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,081,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. Joh. A. Benckiser B.V. (“Joh. A. Benckiser”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of Joh. A. Benckiser. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
481,081,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
481,081,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,081,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of Agnaten. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
481,081,200 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
481,081,200 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,081,200 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of Lucresca. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,407,253,294 shares of Common Stock issued and outstanding as of October 27, 2020, as set forth in Prospectus Supplement.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 8 (“Amendment No. 8”) to and amends and supplements the prior statement on Schedule 13D as filed on July 19, 2018, as amended by Amendment No. 1 filed on May 16, 2019, Amendment No. 2 filed on May 28, 2019, Amendment No. 3 filed on March 9, 2020, Amendment No. 4 filed on May 22, 2020, Amendment No. 5 filed on June 12, 2020, Amendment No. 6 filed on August 19, 2020 and Amendment No. 7 filed on September 9, 2020 (as so amended, the “Schedule 13D”), by (i) Maple Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Maple Holdings”), (ii) Acorn Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Maple Holdings (“Acorn”), (iii) Acorn Top Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Acorn (“ATH”), (iv) JAB Forest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of ATH (“Forest”), (v) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (vi) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (vii) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (viii) Joh. A. Benckiser B.V. (formerly known as Donata Holdings B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (ix) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of JAB Holding Company (“Agnaten”), and (x) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is the parent company of Joh. A. Benckiser (“Lucresca”, and together with Maple Holdings, Acorn, ATH, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”). This filing constitutes the initial Schedule 13D filing by ATH, and ATH hereby adopts the disclosure in the Schedule 13D as amended in respect of itself to the extent applicable, except as otherwise set forth herein. Except as set forth herein, the Schedule 13D as previously amended remains applicable.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

ATH is a newly formed subsidiary of Forest and is the parent company of Acorn. The principal business address of ATH is Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands. Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 17, 2020, in connection with a registered public secondary offering (the “Secondary Offering”) of 60,000,000 shares of Common Stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of Keurig Dr Pepper Inc. (“KDP”), Maple Holdings, Mondelēz International Holdings LLC (“Mondelēz”) and KDP entered into an Underwriting Agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (the “Underwriters”). Pursuant to the Underwriting Agreement, Maple Holdings agreed to sell 20,000,000 Shares and Mondelēz agreed to sell 40,000,000 Shares to the Underwriters at a price of $28.30 per Share (the “Share Sale”). The Share Sale closed on November 19, 2020. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 14 hereto and is incorporated herein by reference.

Also on November 17, 2020, Acorn and Maple Holdings entered into an agreement (the “Redemption Agreement”) with JAB Consumer Fund SCA SICAR (“JCF”), pursuant to which Acorn agreed to distribute 119,062,598 Shares of KDP to JCF in redemption of JCF’s existing interest in Acorn (the “Distribution”). JCF has advised the Reporting Persons that it expects to distribute such Shares to its limited partners. The distributed Shares will be subject to a lock-up arrangement with Acorn that will ratably apply for a period from six to twelve months. The foregoing description of the Distribution does not purport to be complete and is qualified in its entirety by reference to the Redemption Agreement, which is attached hereto as Exhibit 14 and is incorporated herein by reference.

In addition to the Share Sale and the Distribution, the Reporting Persons expect to convert the final portion of Maple Holdings’ minority partners’ shares into KDP Shares held directly. Following these transactions, Maple Holdings will be renamed JAB Bevco and, through JAB Bevco, the Reporting Persons and their affiliates will hold approximately 34% of KDP's outstanding common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) Maple Holdings beneficially owns 466,301,200 Shares, after giving effect to the Share Sale and the Distribution, which represents 33.1% of the issued and outstanding Shares as of October 27, 2020, as set forth in Prospectus Supplement No. 5 dated November 17, 2020 (the “Prospectus Supplement”) supplementing the Registration Statement (including prospectus) on Form S-3 and the Resale Prospectus Supplement each filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on August 27, 2019. Acorn disclaims beneficial ownership of Shares subject to the lock-up arrangement entered into in connection with the Distribution as described in Item 4. Each of Acorn, ATH and Forest may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Maple Holdings the power to vote or dispose, or to direct the voting or disposition of, the 466,301,200 Shares beneficially owned by Maple Holdings. Therefore, for the purpose of Rule 13d-3, Acorn, ATH and Forest may be deemed to be the beneficial owners of an aggregate of 466,301,200 Shares.

Each of JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the aggregate 14,780,000 Shares acquired by JAB Holdings as previously disclosed in Amendment No. 3 and Amendment No. 4 to this Schedule 13D, and, together with Maple Holdings, ATH, Acorn and Forest, to share the power to vote or dispose, or to direct the voting or disposition of, the 466,301,200 Shares beneficially owned by Maple Holdings. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 481,081,200 Shares, which represents 34.2% of the issued and outstanding Shares as of October 27, 2020, as set forth in the Prospectus Supplement.

As of the date hereof, Peter Harf may be deemed to be the beneficial owner of an aggregate of 178,200 Shares, 21,400 of which are owned by Mr. Harf’s spouse, which represents less than 0.1% of the issued and outstanding Shares as of October 27, 2020, as set forth in the Prospectus Supplement. Mr. Harf has the sole power to vote or dispose, or direct the voting or disposition of, 156,800 Shares. Mr. Harf disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Olivier Goudet beneficially owns 60,000 Shares, which represents less than 0.1% of the issued and outstanding Shares as of October 27, 2020, as set forth in the Prospectus Supplement.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D beneficially owns any Shares. Neither the filing of this Amendment No. 5 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except for the Share Sale and the Distribution disclosed in Item 4 herein, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Share Sale referred to in Item 4 above, Maple Holdings entered into (i) the Underwriting Agreement (see Item 4), which is attached as Exhibit 14 hereto and is incorporated herein by reference and (ii) a Lock-Up Agreement with the Underwriters, dated as of November 17, 2020, which is attached as Exhibit 15 hereto and is incorporated herein by reference.

In connection with the Distribution referred to in Item 4 above, Acorn and Maple Holdings entered into the Redemption Agreement (see Item 4), which is attached as Exhibit 16 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit Number	Exhibit Name
14.	Underwriting Agreement, dated as of November 17, 2020, by and among Maple Holdings B.V., Mondelēz International Holdings LLC, Keurig Dr Pepper Inc., Goldman Sachs Co. LLC and Morgan Stanley Co. LLC.
15.	Lock-Up Agreement, dated as of November 17, 2020, by and between Maple Holdings B.V., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.
16.	Redemption Agreement, dated as of November 17, 2020, by and among JAB Consumer Fund SCA SICAR, Acorn Holdings B.V. and Maple Holdings B.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2020

ACORN TOP HOLDING B.V. JAB FOREST B.V. JOH. A. BENCKISER B.V. JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Director

ACORN HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Proxy Holder

JAB HOLDING COMPANY S.À r.l.

By:	/s/ Constantin Thun-Hohenstein
Name:	Constantin Thun-Hohenstein
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

JAB INVESTMENTS S.À R.L.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

MAPLE HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Director

By:	/s/ Leo Burgers
Name:	Leo Burgers
Title:	Director

SCHEDULE A

Maple Holdings B.V.

Set forth below is a list of the directors and executive officers of Maple Holdings B.V. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Leendert Brugers	Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Merel Broers	Director	Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Acorn Holdings B.V.

Set forth below is a list of the directors and executive officers of Acorn Holdings B.V. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Fabien Simon	Executive Director, CEO	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Justine Tan	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Singapore

Olivier Goudet	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Peter Harf	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Joachim Creus	Non-Executive Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Frank Engelen	Non-Executive Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Netherlands

Alejandro Santo Domingo	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Genevieve Hovde	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Robert Gamgort	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Acorn Top Holding B.V.

Set forth below is a list of the directors and executive officers of Acorn Top Holding B.V. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Forest B.V.

Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	20 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Jonathan Norman	Manager	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Luxembourg

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	20 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Constantin Thun−Hohenstein	Manager	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Joh. A. Benckiser B.V. (formerly known as Donata Holdings B.V.)

Set forth below is a list of the directors and executive officers of Joh. A. Benckiser B.V. as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Wolfgang Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Stefan Reimann-Anderson	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Matthias Reimann-Anderson	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of November 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Wolfgang Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Stefan Reimann-Anderson	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Matthias Reimann-Anderson	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria